United States Securities and Exchange Commission	October 19, 2009
Washington, DC, 20549

Att:  Evan S. Jacobson

Re:  RecycleNet Corporation
        Preliminary Proxy Statement on Schedule 14A
        Filed September 25, 2009
        File No. 000-30550

Matter:  Response to comments received on October 6, 2009

Dear Mr. Jacobson

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of September 25, 2009.  Please refer to the following responses:

1.	The information required by Item 3 of Schedule 14A has been updated in the proxy statement. All new entries or additions to the proxy are tracked within the document.
2.
The interests of our officers and directors in the transaction to be acted upon, as required by Item 5 of Schedule 14A in regards to Mr. Roszel and other directors in the proposed sale of Scrap.Net Inc – these interests are addressed under the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” section of the proxy statement; Mr. Paul Roszel and subsequently his son James, are deemed to be the beneficial owners of Inter-Continental Recycling Inc.  Inter-Continental Recycling, Paul Roszel and his immediate family, as related parties with a conflict of interest in this proposal, will withhold their votes from this proposal, allowing the minority shareholders to vote on this matter.

3.
The proxy statement has been revised to provide the information required by Item 9 (c) and (e)(1)-(6) of Schedule 14A in regards to the attendance of the independent public accountants to the annual meeting.  See section “INDEPENDENT PUBLIC ACCOUNTANTS”

4.
The proxy statement has been revised to include the interim financial statements of June 30, 2009.  This proxy statement does not constitute a registration statement under Form S-4 and no securities will be issued in connection with our proxy statement.  Therefore, we believe the information you have specified under Item 14(c)(1) of Schedule 14A is not applicable. The financial statements of Scrap.Net Inc, which reflect the operational assets of the business being sold are now included in the proxy statement – included within Proposal Number 3.  If the shareholders approve the sale of Scrap.Net Inc this will divest RecycleNet Corporation of all of its operational assets and the Company will be re-classified as a “shell” company.

5.	A table has been added to the proxy statement for the compensation awarded to, earned by, or paid to the executive officers and directors.
6.	The Scrap.Net Inc proposal to sell has been revised – see the following responses
7.
The proposal of the sale of Scrap.Net has been revised to discuss a) the reasons for the proposed sale, b) why the sale is in the best interests of the shareholders – advantages and disadvantages, c) accounting treatment of the transaction, d) federal income tax consequences. e) Dissenters’ rights.

8.
The section has been revised to disclose that Mr. Roszel and his immediate family control the entity making the proposal to purchase Scrap.Net Inc.  The section has been revised to discuss how the recycling operations originally were acquired from Inter-Continental Recycling Inc. in exchange for the issuance of Class “N” shares of the Company, how the Company is no longer sustainable, that Inter-Continental Recycling Inc is offering to exchange all of their Class “N” shares to take back the recycling operations from the Company, that Mr. Roszel and his son James are on the board of directors and as such this presents a conflict of interest in negotiations and statement of fairness and that as such this matter is being referred to the shareholders to vote on,  with Mr. Roszel, his family and Inter-Continental Recycling Inc withholding their votes as related parties to this transaction.

9.
The proxy statement has been revised to disclose that if the sale of Scrap.Net Inc is approved by the shareholders, there will be no material assets or liabilities remaining within the Company, there will no longer be any special class, Class “N” shares, the Company will discontinue it’s operations, and the Company will be re-classified as a “shell” company.   A statement has been added that the shareholders will not receive any consideration as a result of the sale.  The new share structure of the Company is discussed.

10.	A table has been added to disclose the total number of Class “N” shares before and after the sale of Scrap.Net Inc (if approved by the shareholders)
The proxy statement has been revised regarding the difference in the number of shares owned by Inter-Continental Recycling Inc and the statement “provided that there are no less that 46,800,000 …. Class “N” shares tendered”.  Inter-Continental Recycling Inc had reserved the option to convert up to 10,000,000 Class “N” shares into common shares prior to the date of the annual meeting.  They owned 56,800,000 Class “N” shares.   They have converted 6,800,000 Class “N” shares into common shares on October 16, 2009.  As such the proxy statement has been re-worded to eliminate this clause.  The total number of shares, common and Class “N”, have been re-stated as of  “October 16, 2009” with the new balances occurring from this conversion.  The terms of the sale have been re-worded to “Inter-Continental Recycling Inc. will acquire 100% of the issued and outstanding common shares of Scrap.Net Inc in exchange for all of the issued and outstanding Class “N” shares of RecycleNet Corporation owned by Inter-Continental Recycling Inc.”.
11.
A table has been added to disclose the number of common shares authorized for issuance for both before and after the proposed reverse stock split.  Please note that the number of common shares increased from the conversion of the Class “N” shares by Inter-Continental Recycling.   The common shares also increased as Richard Ivanovick was issued 866,009 restricted common shares on October 16, 2009 in exchange for the amount owing to him for the accrued liability for management and professional services rendered from October 1, 2008 to March 31, 2009.

12.	The reasons for re-organizing the Company and the reasons for undertaking the reverse stock split have been added into the proposal

13.
With the proposed reverse stock split the number of authorized and unreserved shares will increase.   There are currently no plans, proposals or arrangements to issue for any purpose, including future acquistions and/or financing, any of the authorized shares of common stock that would become newly available following this reverse stock split.    This had been disclosed in the filing.

14.	It has been added to the filing the discussion of possible anti-takeover effects of the increase in our authorized and unreserved shares in reference to Exchange Act Release No. 34-15230
15.	The proxy has been revised to discuss the treatment of holders of less than 10 shares.
16.	The proxy has been revised to discuss the reason for the name change to “Maydao Corporation”
17.	The proxy has been revised to make the reverse stock split and the name change two separate proposals to the shareholders.
18.	The proxy form has been revised to provide the shareholders the opportunity to vote “for”, “against” or “abstain” from voting on any of the proposals.

In connection with responding to the comments received on October 6, 2009 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we have re-scheduled the date of record and the date of the annual meeting to accommodate compliance of filing a definitive proxy statement and mailing the proxy solicitations to the shareholders.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact our counsel

STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111
801 578-3283

Sincerely,

  /s/
Paul Roszel, President and CEO
October 19, 2009

CC:  Steven L. Taylor, Esq.
        Steven L. Taylor, PC